                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 1
                                      to
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                       Crown Castle International Corp.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   228227104
                       --------------------------------
                                (CUSIP Number)

                               David V. Smalley
                             Debevoise & Plimpton
                        International Financial Centre
                               Old Broad Street
                                London EC2N 1HQ
                                United Kingdom
                            (011)(44)(171) 786-9000
                            -----------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                        September 28 - October 25, 1999
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Investments plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             8,953,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            8,953,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,903,623 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  56.52%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover (Trustees) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             164,583
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         164,583
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,903,623 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  56.52%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             6,948,092
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         6,948,092
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,903,623 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  56.52%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Services Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             6,948,092
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         6,948,092
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,903,623 (Includes all Sharees beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 56.52%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

                 Amendment No.1 to a Statement on Schedule 13D

          This Amendment No.1 amends the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Shares"), of Crown Castle
                                                 ------
International Corp., a Delaware corporation (the "Company") filed with the
                                                  -------
Securities and Exchange Commission (the "Commission") on September 1, 1998 (the
                                         ----------
"Original Schedule 13D").  This Statement is being filed on behalf of the
----------------------
reporting persons (each a "Candover Reporting Person," and collectively the
                           -------------------------
"Candover Reporting Persons") identified on the cover pages of this Amendment
---------------------------
No. 1. Information in respect of each Candover Reporting Person is given solely by such Candover Reporting Person and no Candover Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Candover Reporting Person.

Item 1.   Security and Issuer.

This Item is not amended.

Item 2.   Identity and Background.

This Item is amended only to the following extent:

     The paragraph headed "Candover Partners Limited (as general partner of the
                           ----------------------------------------------------
     Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited
     -----------------------------------------------------------------------
     Partnership, the Candover 1994 US No.1 Limited Partnership and the
     ------------------------------------------------------------------
     Candover 1994 US No.2 Limited Partnership)" is deleted and replaced with
     ------------------------------------------
     the following paragraph:

     "Candover Partners Limited (as general partner of the Candover 1994 UK
      ---------------------------------------------------------------------
     Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the
     -----------------------------------------------------------------------
     Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2
     -----------------------------------------------------------------------
     Limited Partnership)
     --------------------

               Candover Partners is an English company with its principal executive office located at 20 Old Bailey, London EC4M 7LN. The principal business of Candover Partners is to analyze and make investment decisions in its role as general partner of the various limited partnerships constituting the Candover 1989, 1991, 1994 and 1997 Funds. Candover Partners is regulated by the Investment Management Regulatory Organisation of the U.K. ("IMRO"). Candover Partners is a majority owned direct subsidiary of Candover Services and a wholly owned indirect subsidiary of Candover Investments."

Item 3.   Source and Amount of Funds or Other Consideration.

This Item is supplemented as follows:

          Over the period from September 28, 1999 to October 25, 1999, the Candover Reporting Persons sold 2,376,900 Shares in the aggregate pursuant to Rule 144 under the Securities Act of 1933, as amended. The number of Shares sold on behalf of each Candover Reporting Person is set forth in the following table:

          Seller                                     Number of Shares Sold
          ------                                     ---------------------

          Candover Investments plc                           488,693
          ("Candover Investments")
            --------------------

          Candover Partners Limited                          965,259
          ("Candover Partners")
            -----------------
          (as general partner of the
          Candover 1994 UK Limited
          Partnership)

          Candover Partners                                  261,459
          (as general partner of the
          Candover 1994 UK No.2
          Limited Partnership)

          Candover Partners                                   46,824
          (as general partner of the
          Candover 1994 US No.1
          Limited Partnership)

          Candover Partners                                  570,931
          (as general partner of the
          Candover 1994 US No.2
          Limited Partnership)

          Candover (Trustees) Limited                         43,734
          ("Candover Trustees")
            -----------------

          More detailed information relating to such sales, including the average daily sale price and the number of Shares sold on a daily basis, is attached as Schedule A hereto, which schedule is hereby incorporated into this
Item 3 by reference in its entirety.

          Form 144 notices relating to such sales were filed with the Commission on September 28, 1999 and October 1, 1999. See Exhibits 1 through 12 hereto. Sales were made on Nasdaq through Lehman Brothers, Inc. ("Lehman Brothers"), a
                                                          ---------------
registered broker under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Sales made in September were reported on a Form 4, filed with
-------------
the Commission on October 7, 1999. See Exhibit 13 hereto. Sales made in October were reported on a Form 4, filed with the Commission on November 1, 1999. See Exhibit 14 hereto.

Item 4.   Purpose of Transaction.

This Item is supplemented as follows:

          The purposes of the sales by the Candover Reporting Persons described in Item 3 above were to diversify the equity holdings of the Candover
Reporting Persons and to realize part of the value of the investment in the Shares for the benefit of the investors in the partnerships on whose behalf Candover Partners made sales.

          Additional sales may be made in the future for such purposes or for other purposes. Although each of the Candover Reporting Persons believes that the Shares that it beneficially owns are an attractive investment, each of the Candover Reporting Persons on an individual basis continues to monitor and evaluate its investment in the Company in light of pertinent factors, including without limitation the following: (i) the Company's business, operations,
                                   -
assets, financial condition and prospects; (ii) market, general economic and
                                            --
other conditions; and (iii) other investment opportunities available to one or
                       ---
more of the Candover Reporting Persons. Candover Partners also monitors and evaluates the Shares it holds in light of its obligations as the general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership (collectively the "Candover Partnerships").
                                               ---------------------
Candover Trustees also monitors and evaluates the Shares it holds in light of its obligations as the trustee of the Candover Staff Co-Investment Scheme.

          In light of the foregoing factors, and the plans and requirements of the Candover Reporting Persons from time to time, some or all of the Candover Reporting Persons may decide to: (i) dispose of some or all of the securities of
                                  -
the Company which they beneficially own; or (ii) acquire additional securities
                                             --
of the Company. The Candover Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more stockholders of the Company, to decide in the future to take or cause to be taken one or more of the foregoing actions. There can be no assurance that any of the foregoing transactions will occur or as to the timing of any such transactions.

          Except as set forth above, none of the Candover Reporting Persons has plans or proposals with respect to any of the matters set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

          The Candover Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) under the Exchange Act). Additionally, each Candover Reporting Person disclaims beneficial ownership of all Shares which are not directly owned of record by such Candover Reporting Person.

Item 5.   Interest in Securities of the Issuer.

This Item is supplemented and amended as follows:

          In accordance with Rule 13d-5(b)(1) under the Exchange Act and by virtue of the Stockholders Agreement discussed in Item 6 of the Original
Schedule 13D (subject to the disclaimer in Item 4 of the Original Schedule 13D and this Amendment No.1), each of the Candover Reporting Persons may be deemed to own 81,903,623 Shares, which constitute approximately 56.52% of the 144,915,296 Shares deemed outstanding as of November 3, 1999. The amount deemed owned constitutes the number of Shares in which the reporting persons that filed the Original Schedule 13D are interested or deemed interested.

          The information contained in Item 3 of this Amendment No.1 is hereby incorporated into this Item 5 by reference in its entirety.

Candover Investments plc
------------------------

          Candover Investments has sole voting power with respect to 8,953,300 Shares and has sole dispositive power with respect to 8,953,300 Shares.
Candover Investments is the direct beneficial owner of 1,840,625 Shares over which it has sole voting and dispositive power. By virtue of the relationships reported under Item 2 of the Original Schedule 13D, Candover Investments may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Trustees and Candover Partners.

Candover (Trustees) Limited
---------------------------

          Candover Trustees has sole voting power with respect to 164,583 Shares and has sole dispositive power with respect to 164,583 Shares. Candover Trustees is the direct beneficial owner of 164,583 Shares over which it has sole voting and dispositive power.

Candover Partners Limited (as general partner of the Candover 1994 UK Limited
-----------------------------------------------------------------------------
Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US
--------------------------------------------------------------------------------
No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership).
---------------------------------------------------------------------------

          Candover Partners has sole voting power with respect to 6,948,092 Shares and has sole dispositive power with respect to 6,948,092 Shares. Candover Partners is the direct beneficial owner of 6,948,092 Shares over which it has sole voting and dispositive power.

Candover Services Limited
-------------------------

          Candover Services has sole voting power with respect to 6,948,092 Shares and has sole dispositive power with respect to 6,948,092 Shares. By virtue of the relationships reported under Item 2 of the Original Schedule 13D, Candover Services may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Partners.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Item is supplemented as follows:

          As discussed in Item 3 of this Amendment No.1, the Candover Reporting Persons sold Shares through Lehman Brothers. The relationship between the Candover Reporting Persons and Lehman Brothers is governed by a standard Lehman Brothers Corporate Client Agreement.

          The Stockholders Agreement described in Item 6 of the Original
Schedule 13D (the "Stockholders Agreement") has subsequently been amended.
                   ----------------------
Copies of the amendments are attached hereto as Exhibits 15 through 18 and the description of the Stockholders Agreement contained herein is qualified in its entirety by reference to such Exhibits, each of which are hereby incorporated herein by reference in its entirety.

          Amendment Number One to the Stockholders Agreement provided that Candover Investments, Candover Partners (as general partner of the Candover Partnerships) and Candover Trustees would lose their tag-along rights and cease to be subject to the voting provisions under the Stockholders Agreement upon a disposition of Shares by any such party to any of its limited partners. Amendment Number Two related to the use of the "Crown" name by the Company. Amendment Number Three provided that certain parties to the Stockholders Agreement lost their tag-along rights and registration rights in connection with a "DECS transaction." This transaction was the subject of a Registration Statement filed by the Company on Form S-3 (Reg. No. 333-83395) and a Registration Statement filed by DECS Trust V on Form N-2 (Reg. No. 333-83965). Amendment Number Four provided that Shares distributed by a party to the Stockholders Agreement to their equityholders shall cease to be subject to the Stockholders Agreement and that such equityholders will not become party to the Stockholders Agreement.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership.

Exhibit 2 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership.

Exhibit 3 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership.

Exhibit 4 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership.

Exhibit 5 Form 144 filed with the Commission on September 28, 1999 by Candover Trustees.

Exhibit 6 Form 144 filed with the Commission on September 28, 1999 by Candover Investments.

Exhibit 7 Form 144 filed with the Commission on October 1, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership.

Exhibit 8 Form 144 filed with the Commission on October 1, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership.

Exhibit 9      Form 144 filed with the Commission on October 1, 1999 by
               Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership.

Exhibit 10     Form 144 filed with the Commission on October 1, 1999 by
               Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership.

Exhibit 11 Form 144 filed with the Commission on October 1, 1999 by Candover Trustees.

Exhibit 12 Form 144 filed with the Commission on October 1, 1999 by Candover Investments.

Exhibit 13 Form 4 filed with the Commission on October 7, 1999 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services.

Exhibit 14 Form 4 filed with the Commission on November 1, 1999 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services.

Exhibit 15 Amendment, dated as of November 12, 1998, to the Stockholders Agreement, dated as of August 21, 1999, among Crown Castle International Corp. (formerly named Castle Tower Holding Corp.) ("CCIC") and each of the stockholders of CCIC listed on Schedule
                 ----
               1 to the Stockholders Agreement.

Exhibit 16 Amendment Number Two to Stockholders Agreement, dated effective May 24, 1999, among CCIC and each of the stockholders of CCIC listed on Schedule 1 to the Stockholders Agreement.

Exhibit 17 Amendment Number Three to Stockholders Agreement, dated as of August 11, 1999, among CCIC and each of the stockholders of CCIC listed on Schedule 1 to the Stockholders Agreement.

Exhibit 18 Amendment Number Four to Stockholders Agreement, dated effective October 1, 1999, among CCIC and each of the stockholders of CCIC listed on Schedule 1 to the Stockholders Agreement.

Exhibit 19 Joint Filing Agreement, dated November 3, 1999, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 1999

                           CANDOVER INVESTMENTS PLC

                           By:  /s/ P.R. Neal
                              ----------------------------------
                              Name: P.R. Neal
                              Title: Company Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 1999

                                       CANDOVER (TRUSTEES) LIMITED

                                       By: /s/ P.R. Neal
                                          ----------------------------
                                          Name:  P.R. Neal
                                          Title: Company Secretary

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 3, 1999


                                  CANDOVER PARTNERS LIMITED
                                  (as general partner of the Candover 1994 UK
                                  Limited Partnership, the Candover 1994 UK
                                  No. 2 Limited Partnership, the Candover 1994
                                  US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)

                                  By: /s/ P.R. Neal
                                     -----------------------------------
                                     Name:  P.R. Neal
                                     Title: Company Secretary

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 3, 1999


                                            CANDOVER SERVICES LIMITED

                                            By:/s/ P.R. Neal
                                               ---------------------------------
                                               Name: P.R. Neal
                                               Ttile: Company Secretary

                                                                      Schedule A


-----------------------------------------------------------------------------------------------------------------
CCIC Sale Programme - 1999
-----------------------------------------------------------------------------------------------------------------
                               Candover Investments plc                    Candover Trustees Ltd
                               ------------------------                    ---------------------
           Sale      No. of                                        No. of
          price     Shares       Gross        SEC         Net      Shares        Gross      SEC        Net
Date     per share    Sold      Proceeds      Fee       Amount      Sold        Proceeds    Fee       Amount
           US$                    US$         US$        US$                      US$       US$        US$
-----------------------------------------------------------------------------------------------------------------
28/09/99   18.6875     2,056    38,421.50    -1.28     38,420.22      184       3,438.50   -0.11      3,438.39
28/09/99   18.6875    15,420   288,161.25    -9.61    288,151.64    1,380      25,788.75   -0.86     25,787.89
30/09/99   18.3990   123,360 2,269,700.64   -75.66  2,269,624.98   11,040     203,124.96   -6.77    203,118.19
 1/10/99   18.5000    30,840   570,540.00   -19.02    570,520.98    2,760      51,060.00   -1.70     51,058.30
 4/10/99   18.5192    53,456   989,962.36   -33.00    989,929.36    4,784      88,595.85   -2.95     88,592.90
 5/10/99   18.1875    92,520 1,682,707.50   -56.09  1,682,651.41    8,280     150,592.50   -5.02    150,587.48
 7/10/99   18.6458    21,589   402,544.18   -13.42    402,530.76    1,932      36,023.69   -1.20     36,022.49
 8/10/99   18.5625    10,280   190,822.50    -6.36    190,816.14      920      17,077.50   -0.57     17,076.93
11/10/99   18.6447    19,532   364,168.28   -12.14    364,156.14    1,748      32,590.94   -1.09     32,589.85
12/10/99   18.6875     2,056    38,421.50    -1.28     38,420.22      184       3,438.50   -0.11      3,438.39
20/10/99   18.0337    26,728   482,004.73   -16.07    481,988.66    2,392      43,136.61   -1.44     43,135.17
21/10/99   18.0000     3,084    55,512.00    -1.85     55,510.15      276       4,968.00   -0.17      4,967.83
22/10/99   18.3254    69,904 1,281,018.76   -42.70  1,280,976.06    6,256     114,643.70   -3.82    114,639.88
25/10/99   18.1358    17,868   324,050.47   -10.80    324,039.67    1,598      28,981.01   -0.97     28,980.04

shrs in sale
program              488,701                                       43,736
                     -------                                      -------
shrs left to go            8                                            2
                     -------                                      -------
-----------------------------------------------------------------------------------------------------------------
Total sales:         488,693 8,978,035.67  -299.28  8,977,736.39   43,734     803,460.51  -26.78    803,433.73
=================================================================================================================
Original Holdings  2,329,318                                      208,317
----------------------------------------------------------------------------------------------------------------
No. of shares held
after sales:       1,840,625                                      164,583
================================================================================================================
----------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                               1994 UK LP                                 1994 UK. No. 2 L.P.
                               ----------                                 -------------------
           Sale      No. of                                        No. of
          price     Shares      Gross         SEC         Net      Shares       Gross      SEC         Net
Date     per share    Sold     Proceeds       Fee        Amount     Sold      Proceeds     Fee       Amount
           US$                   US$          US$         US$                    US$       US$         US$
--------------------------------------------------------------------------------------------------------------
28/09/99   18.6875    4,061     75,889.94    -2.53      75,887.41    1,100     20,556.25   -0.69     20,555.56
28/09/99   16.6875   30,457    569,165.19   -18.97     569,146.22    8,250    154,171.88   -5.14    154,166.74
30/09/99   18.3990  243,660  4,483,100.34  -149.44   4,482,950.90   66,000  1,214,334.00  -40.48  1,214,293.52
 1/10/99   18.5000   60,915  1,126,927.50   -37.56   1,126,889.94   16,500    305,250.00  -10.18    305,239.82
 4/10/99   18.5192  105,586  1,955,368.25   -65.18   1,955,303.07   28,600    529,649.12  -17.65    529,631.47
 5/10/99   18.1875  182,745  3,323,674.69  -110.79   3,323,563.90   49,500    900,281.25  -30.01    900,251.24
 7/10/99   18.6458   42,640    795,056.91   -26.50     795,030.41   11,550    215,358.99   -7.18    215,351.81
 8/10/99   18.5625   20,305    376,911.56   -12.56     376,899.00    5,500    102,093.75   -3.40    102,090.35
 11/10/99  18.6447   38,579    719,293.88   -23.98     719,269.90   10,450    194,837.12   -6.49    194,830.63
 12/10/99  18.6875    4,061     75,889.94    -2.53      75,887.41    1,100     20,556.25   -0.69     20,555.56
 20/10/99  18.0337   52,793    952,053.12   -31.74     952,021.38   14,300    257,881.91   -8.60    257,873.31
 21/10/99  18.0000    6,091    109,638.00    -3.65     109,634.35    1,650     29,700.00   -0.99     29,699.01
 22/10/99  18.3254  138,074  2,530,261.28   -84.34   2,530,176.94   37,400    685,369.96  -22.85    685,347.11
 25/10/99  18.1358   35,292    640,048.65   -21.33     640,027.32    9,559    173,360.11   -5.78    173,354.33

 shrs in sale
 program
                    965,279                                        261,465
                    -------                                        -------
 shrs left to go         20                                              6
--------------------------------------------------------------------------------------------------------------
Total sales:        965,259 17,733,279.25  -591.10  17,732,688.15  261,459  4,803,400.58 -160.13  4,803,240.45
==============================================================================================================
Original Holdings 4,600,805                                      1,246,810
--------------------------------------------------------------------------------------------------------------
No. of shares held
after sales:      3,635,546                                        985,351
==============================================================================================================
--------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1994 US. No. 1 L.P.                        1994 US. No. 2 L.P.                                 TOTALS
          ------------------                         -------------------                                 ------
 No. of                                 No. of                                          No. of
 Shares     Gross    SEC       Net      Shares      Gross       SEC        Net          Shares      Gross       SEC       Net
   Sold    Proceeds  Fee      Amount      Sold     Proceeds     Fee       Amount          Sold    Proceeds      Fee     Amount
            US$      US$       US$                   US$        US$        US$                       US$        US$       US$
------------------------------------------------------------------------------------------------------------------------------------
    197   3,681.44  -0.12   3,681.32    2,402      44,887.38   -1.50     44,885.88     10,000     186,875.00     -6.23    186,868.77
  1,478  27,620.13  -0.92  27,619.21   18,015     336,655.31  -11.22    336,644.09     75,000   1,401,562.50    -46.72  1,401,515.78
 11,820 217,476.18  -7.25 217,468.93  144,120   2,651,663.88  -88.39  2,651,575.49    600,000  11,039,400.00   -367.99 11,039,032.01
  2,955  54,667.50  -1.82  54,665.68   36,030     666,555.00  -22.22    666,532.78    150,000   2,775,000.00    -92.50  2,774,907.50
  5,122  94,855.34  -3.16  94,852.18   62,452   1,156,561.08  -38.55  1,156,522.53    260,000   4,814,992.00   -160.49  4,814,831.51
  8,865 161,232.19  -5.37 161,226.82  108,090   1,965,886.88  -65.53  1,965,821.35    450,000   8,184,375.00   -272.81  8,184,102.19
  2,068  38,559.51  -1.29  38,558.22   25,221     470,265.72  -15.68    470,250.04    105,000   1,957,809.00    -65.27  1,957,743.73
    985  18,284.06  -0.61  18,283.45   12,010     222,935.63   -7.43    222,928.20     50,000     928,125.00    -30.93    928,094.07
  1,872  34,902.88  -1.16  34,901.72   22,819     425,453.41  -14.18    425,439.23     95,000   1,771,246.50    -59.04  1,771,187.46
    197   3,681.44  -0.12   3,681.32    2,402      44,887.38   -1.50     44,885.88     10,000     186,875.00     -6.23    186,868.77
  2,561  46,184.31  -1.54  46,182.77   31,226     563,120.32  -18.77    563,101.55    130,000   2,344,381.00    -78.16  2,344,302.84
    296   5,328.00  -0.18   5,327.82    3,603      64,854.00   -2.16     64,851.84     15,000     270,000.00     -9.00    269,991.00
  6,698 122,743.53  -4.09 122,739.44   81,668   1,496,598.77  -49.89  1,496,548.88    340,000   6,230,636.00   -207.69  6,230,428.31
  1,710  31,012.22  -1.03  31,011.19   20,873     378,548.55  -12.62    378,535.93     86,900   1,576,001.02    -52.53  1,575,948.49


 46,826                               570,943                                       2,376,950
-------                               -------                                       ---------
      2                                    12                                              50
-------                               -------                                       ---------
------------------------------------------------------------------------------------------------------------------------------------
 46,824 860,228.72 -28.66 860,200.06  570,931 10,488,873.29  -349.64 10,488,523.65  2,376,900  43,667,278.02 -1,455.59 43,665,822.43
====================================================================================================================================
223,305                             2,721,645                                      11,330,200
------------------------------------------------------------------------------------------------------------------------------------
176,481                             2,150,714                                       8,953,300
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------


                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                       Description
-----------                       -----------

     1 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership is incorporated herein by reference.

     2 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership is incorporated herein by reference.

     3 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership is incorporated herein by reference.

     4 Form 144 filed with the Commission on September 28, 1999 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership is incorporated herein by reference.

     5 Form 144 filed with the Commission on September 28, 1999 by Candover Trustees is incorporated herein by reference.

     6 Form 144 filed with the Commission on September 28, 1999 by Candover Investments is incorporated herein by reference.

     7 Form 144 filed with the Commission on October 1, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership is incorporated herein by reference.

     8 Form 144 filed with the Commission on October 1, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership is incorporated herein by reference.

     9 Form 144 filed with the Commission on October 1, 1999 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership is incorporated herein by reference.

     10 Form 144 filed with the Commission on October 1, 1999 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership is incorporated herein by reference.

     11 Form 144 filed with the Commission on October 1, 1999 by Candover Trustees is incorporated herein by reference.

     12 Form 144 filed with the Commission on October 1, 1999 by Candover Investments is incorporated herein by reference.

     13 Form 4 filed with the Commission on October 7, 1999 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services is incorporated herein by reference.

     14 Form 4 filed with the Commission on November 1, 1999 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services is incorporated herein by reference.

     15 Amendment, dated as of November 12, 1998, to the Stockholders Agreement, dated as of August 21, 1999, among Crown Castle International Corp. (formerly named Castle Tower Holding Corp.) ("CCIC") and each of the stockholders of CCIC listed on Schedule
                ------
               1 to the Stockholders Agreement.

     16 Amendment Number Two to Stockholders Agreement, dated effective May 24, 1999, among CCIC and each of the stockholders of CCIC listed on Schedule 1 to the Stockholders Agreement.

     17 Amendment Number Three to Stockholders Agreement, dated as of August 11, 1999, among CCIC and each of the stockholders of CCIC listed on Schedule 1 to the Stockholders Agreement.

     18 Amendment Number Four to Stockholders Agreement, dated effective October 1, 1999, among CCIC and each of the stockholders of CCIC listed on Schedule 1 to the Stockholders Agreement.

     19 Joint Filing Agreement, dated November 3, 1999, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.